May 2, 2025

Robert D. Cozzone
President and CEO
Avidia Bancorp, Inc.
42 Main Street
Hudson, MA 01749

       Re: Avidia Bancorp, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed April 25, 2025
           File No. 333-285815
Dear Robert D. Cozzone:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 8, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
Loan Approval Procedures, Loans to One Borrower Limit and Lending Authority, page 79

1. We note your disclosure on page 37 that your current underwriting standards have evolved since the $25 million land loan discussed in Loan Matter was originated.
       Please revise your disclosure here to discuss how your underwriting standards have evolved, including any change to the governance provided by the Executive
       Committee for outstanding loans to identify any other loans that may not meet your revised underwriting standards.
 May 2, 2025
Page 2

       Please contact Victor Cecco at 202-551-2064 or Robert Klein at 202-551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:   Victor L. Cangelosi, Esq.